FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED FIRST QUARTER RESULTS FOR 2006

(Santiago, Chile, April 27, 2006) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced its first quarter consolidated financial results for 2006. All figures, in pesos, U.S. dollars and UF (inflation adjusted domestic currency unit), are expressed at their values as of March 31, 2006. The U.S. dollar exchange rate effective that date was 526.18 pesos per dollar, and the UF, equal to 17,915.66 pesos.

  1. Highlights

    Quarterly revenues as of March 31, 2006 grew 31.1% to 118,367 million pesos. This increase was due to growth in volume sales of 22.4% and due to a rise in prices for raw materials.

    The Company's operating income increased 25.3%, despite continuous, sustained increases in the costs of principal raw materials, such as copper and aluminum, which were partially offset by price increases and higher unit sales. SG&A expenses increased 7.3% compared to the same quarter last year due to increased business activity.

    Net income for the first quarter of 2006 rose 61.9% to 6,451 million pesos compared to 3,986 million pesos in the first quarter of 2005. This result was mainly the product of an increase in operating income to 1,919 million pesos, a rise in non-operating income to 1,135 million pesos, and an increase in income tax, minority interest and other expenses to 587 million pesos.

  2. Consolidated Income Statement Highlights (Exhibits 1 & 2)

  Net Income First quarter net income in 2006 was 6,451 million pesos, up 61.8% compared to the 3,986 million pesos profit posted the same period the previous year. This result was the product of an increase in operating income to 1,919 million pesos, an rise in non-operating income to 1,135 million pesos, and increases in income tax, minority interest and other expenses to 587 million pesos.

  Revenues Revenues in the first quarter of 2006 totaled 118,367 million pesos, an increase of 31.1% compared to the prior year. This increase in consolidated sales was due mainly to an increase in volume sales and to a rise in the average price of the product mix arising from the increase in copper prices.

  Gross Income Gross income in the first quarter of 2006 increased 17.8% to 15,340 million pesos compared to 13,027 million pesos the prior year, due to an increase of 31.1% in sales value and an increase of 33.3% in operating costs. Operating costs were up mainly due to increased volume sales and higher prices for raw materials, such as copper and aluminum. On the London Metal Exchange the price for copper rose 56% (from $3,270/tonne to $5,103/tonne) in March 2006 compared to March 2005, while aluminum increased by 22.5% over the same period.

  Operating Income First quarter operating income in 2006 was 9,512 million pesos, an increase of 25.3% compared to the 7,593 million pesos the previous year. This was the product of an increase of 17.8% in gross income to 2,313 million pesos, being partially offset by an increase of 7.3% in SG&A expenses arising from increased business activity.

  Non-Operating Income The Company's non-operating losses in the first quarter were 888 million pesos, 56.1% less than the 2,023 million peso loss for the same period in 2005. This was due to a greater income resulting from exchange rate differences (net of hedge costs) of 1,385 million pesos. This was offset by lower non-operating income, due to the fact that in the first quarter of 2005 there was a reversal of provisions related to the accounts receivable of Optel, due to the purchase of 50% of the company. Earnings from exchange rate differences in the first quarter of 2006 were due mainly to the appreciation of the Brazilian real, and the dollar denominated debt of the Brazilian subsidiary Ficap, among others.

  Income Tax In the first quarter of 2006, income tax was 1,783 million pesos compared to 1,514 million pesos in the same period the previous year.

  Minority Interest Minority interest reflects the portion of profit/loss that corresponds mainly to the interest held in the company by minority shareholders in the Alusa, Indeco and Indalum subsidiaries. First quarter 2006 minority interest amounted to a loss of 396 million pesos compared to a loss of 71 million pesos for the same period 2005. This was due mainly to the higher net income of the Alusa subsidiary.

  3. Operating Income by Business Unit (Exhibits 3 through 6)

Wire & Cable First quarter revenues in 2006 were 76,488 million pesos, with sales of 16,960 million pesos in copper rod, and the remaining 59,528 million pesos in cable sales. Volume sales increased 32.4% compared to the first quarter 2005, led by rod sales (up 78.3%), cables in Argentina (up 103.3%), and to a lesser extent cables in Brazil (up 18.7%) and Peru (up 17.3%).

COGS in the quarter rose 47.0% to 66.891 million pesos compared to 45.507 million last year. This increase was due to the growth in volume sales (up 43.2%) and the increase in copper prices (up 56.0%).

SG&A expenses rose 15.7% to 3,312 million pesos in the first quarter compared to 2,863 million pesos the previous year, due to increased sales and business activity.

First quarter operating income in 2006 totaled 6,285 million pesos compared to 5,030 million pesos the previous year, an increase of 25.0%.

Brass Mills Revenues for this business unit increased 25.1% in the first quarter to 23,058 million pesos, compared to 18,436 million pesos the previous year. This was due mainly to the increase in copper prices and greater unit sales in Chile and to export destinations.

First quarter COGS in 2006 rose 29.4% on increased unit sales and higher copper prices. As a percentage of sales, COGS rose to 90.0% from 87.0% the prior year.

The gross margin fell to 10.0% in the first quarter of 2006 compared to 13.1% in the same period last year. This was due to increased competition within Chile from local producers and imports and from product substitutes. The margin on exports was also less than in 2005 due to the appreciation of the peso against the dollar.

SG&A expenses rose 6.4% in the first quarter of 2006 to 1,164 million pesos, compared to 1,094 million pesos the prior year. As a percentage of revenues SG&A expenses have decreased to 5.0% from 5.9% in 2005.

Operating income totaled 1,153 million pesos in the first quarter compared to 1,312 million pesos in 2005.

Flexible Packaging First quarter revenues were practically unchanged at 10,994 million pesos, down 0.5% compared to 11,044 million pesos the same period last year. Volume sales in Chile were down 2.4%, while in Argentina they rose 38.2%. Total volume sales increased by 8.8%.

First quarter COGS fell 6.8% to 9,181 million pesos from 9,856 million pesos the previous year. In Chile, COGS was down 13.7% due increased efficiency and improved purchasing management. In Argentina COGS rose 10.2% due to higher volume sales. As a percentage of sales, COGS were 83.1% compared to 89.6% the prior year.

Gross Margin for the period increased to 16.9% from 10.4% in 2005.

SG&A expenses fell 15.4% to 606 million in the first quarter compared to 716 million the same period the previous year. This reduction was due to improved efficiency and rationalization of the unit's operations.

Aluminum Profiles First quarter revenues rose 4.3% to 7,777 million pesos from 7,459 billion pesos the prior year. This was the result of higher volume sales, which were partially offset by lower prices due to increased competition.

First quarter COGS rose 5.9% to 6,214 million pesos compared to 5,869 million pesos the prior year, due mainly to increased volume sales, which were partially offset by an increase in the price of aluminum (up 22.5% over the same quarter last year).

Gross margin was down to 20.1% compared to 21.3% in the first quarter of 2005.

SG&A expenses in the first quarter fell 2.0% to 746 million pesos from 761 million pesos the previous year. As a percentage of sales, SG&A expenses fell to 9.6% compared to 10.2% in the same period 2005. The reduction was due to termination of activities of the Bolivian distribution subsidiary Indalum S.A. (in Bolivia).

4. Balance Sheet (Exhibit 7)

Assets Total Company assets as of March 31, 2006 were 379,356 million pesos, up 2.2% compared to the prior year.

Current Assets

Current assets increased to 192,232 million pesos, up 14.3% compared to the first quarter 2005. The increase is due mainly to higher receivables (15,259 million pesos), inventories (9,013 million pesos), as well as increased unit sales, higher raw materials prices, and due to an increase in deferred taxes and credits (5,463 million pesos). These increases were partially offset by a reduction of 2,085 million pesos in issues of diverse financial instruments compared to the previous year.

Fixed Assets

As of March 31 2006, fixed assets were 145,157 million pesos, 10.7% lower than the first quarter 2005, due to the appreciation of the Chilean peso against the dollar, and its effect on dollar denominated assets. Investment in current assets was 2,584 million pesos, equal to 79.3% of depreciation for the period.

Other Assets

Other assets rose 4.1% to 41,966 million pesos, compared to the same period last year. This was due to the inclusion of the Optel subsidiary in the financial statements.

Liabilities Total liabilities as of March 31, 2006 were 154,227 million pesos, down 16.6% compared to the previous year

Bank Debt

As of March 31, 2006 bank debt fell to 74,237 million, a 29.8% or 31,446 million pesos compared to the previous year. This was due to less long-term debt arising from the amortization using the funds obtained from the capital increase in November of 44,017 million pesos, which was offset by an increase in short-term debt necessary for financing working capital for the home office and its subsidiaries.

Bonds

Bond debt fell 12.1% to 28,719 million pesos in the first quarter of 2006 compared to the same period last year. This reduction was due to amortizations carried out in June and December in accordance with payment schedules. These "D" series bonds have an annual interest rate of UF (inflation adjusted domestic currency units) + 5%.

Equity Total equity as of March 31, 2006 was 214,486 million pesos, up 22.5% compared to 2005.

Capital

Capital rose to 248,624 million pesos as of March 31 2006 from 204,978 million pesos the prior year. On November 26, 2005, 907,197,242 shares were subscribed, raising a total of 44,017 million pesos.

Share Premium Account

Share premiums fell to 39,147 million pesos as of March 31 2006, compared to 39,715 million pesos in 2005.

Other Reserves

Other reserves were 165 million pesos as of March 31, 2006, down 18,000 million pesos compared to the prior year, due to the appreciation of the peso and other foreign currencies and its impact on assets in terms of the application of the Chilean accounting standard bulletin No64 (BT64) related to foreign investments.

Unrealized Holding Losses

Unrealized holding losses were 73,452 million pesos as of March 31 2006, compared to losses of 87,876 million pesos in 2005, due to the financial results of 2006.

***************

For further information contact:

Sergio Dussaillant Ch.

Investor Relations

Tel. : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : sdc@madeco.cl

Web Site : www.madeco.cl

***************

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open anonymous corporation according to Chilean law. Currently it has operations in Chile, Brazil, Peru, and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging and wrappers for mass consumer products, such as foods, sweets and cosmetics.

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today's date, including, but not limited to, changes in company strategy, or in capital spending, or reflect the occurrence of unanticipated events.

Exhibit 1: Consolidated Income Statement
(First Quarter)

	Ch$ millions			US$ millions (1)
	1Q05	1Q06	% Change	1Q05	1Q06	% Change

Revenues	90.289	118.367	31,1%	154,1	225,0	46,0%
COGS	(77.262)	(103.027)	33,3%	(131,9)	(195,8)	48,5%
Gross Income	13.027	15.340	17,8%	22,2	29,2	31,1%
SG&A	(5.434)	(5.828)	7,3%	(9,3)	(11,1)	19,4%
Operating Income	7.593	9.512	25,3%	13,0	18,1	39,5%

Financial income	199	242	21,2%	0,3	0,5	35,0%
Equity in earning (losses) of related companies	(56)	157	-381,5%	(0,1)	0,3	270,3%
Other non-operating income	1.003	339	-66,2%	1,7	0,6	-62,4%
Financial expenses	(2.268)	(2.328)	2,6%	(3,9)	(4,4)	14,3%
Positive goodwill amortization	(485)	(425)	-12,5%	(0,8)	(0,8)	-2,5%
Other non-operating expenses	(454)	(547)	20,6%	(0,8)	(1,0)	34,3%
Price-level restatement	37	1.674	4401,8%	0,1	3,2	-2612,9%
Non-Operating Results	(2.023)	(888)	-56,1%	(3,5)	(1,7)	53,4%

Income (Loss) before income taxes	5.570	8.624	54,8%	9,5	16,4	72,4%
Income tax	(1.514)	(1.783)	N/A	(2,6)	(3,4)	N/A
Minority interest	(71)	(396)	458,3%	(0,1)	(0,8)	521,7%
Negative goodwill amortization	0	7	N/A	0,0	0,0	N/A
Net Income (Loss)	3.986	6.451	61,9%	6,8	12,3	80,2%

Gross Margin	14,4%	13,0%	-	14,4%	13,0%	-
SG&A / Sales	6,0%	4,9%	-	6,0%	4,9%	-
Operating Margin	8,4%	8,0%	-	8,4%	8,0%	-

1 Exchange rate on March 31, 2006 US$1.00 = 526,18
Exchange rate on March 31, 2005 US$1.00 = 585,93

Exhibit 2: Consolidated Income Statement
(Three Months Ended March-2006)

	Ch$ millions			US$ millions (1)
	YTD Mar 05	YTD Mar 06	% Change	YTD Mar 05	YTD Mar 06	% Change

Revenues	90.289	118.367	31,1%	154,1	225,0	46,0%
COGS	(77.262)	(103.027)	33,3%	(131,9)	(195,8)	48,5%
Gross Income	13.027	15.340	17,8%	22,2	29,2	31,1%
SG&A	(5.434)	(5.828)	7,3%	(9,3)	(11,1)	19,4%
Operating Income	7.593	9.512	25,3%	13,0	18,1	39,5%

Financial income	199	242	21,2%	0,3	0,5	35,0%
Equity in earning (losses) of related companies	(56)	157	-381,5%	(0,1)	0,3	270,3%
Other non-operating income	1.003	339	-66,2%	1,7	0,6	-62,4%
Financial expenses	(2.268)	(2.328)	2,6%	(3,9)	(4,4)	14,3%
Positive goodwill amortization	(485)	(425)	-12,5%	(0,8)	(0,8)	-2,5%
Other non-operating expenses	(454)	(547)	20,6%	(0,8)	(1,0)	34,3%
Price-level restatement	37	1.674	4401,8%	0,1	3,2	-2612,9%
Non-Operating Results	(2.023)	(888)	-56,1%	(3,5)	(1,7)	53,4%

Income (Loss) before income taxes	5.570	8.624	54,8%	9,5	16,4	72,4%
Income tax	(1.514)	(1.783)	N/A	(2,6)	(3,4)	N/A
Minority interest	(71)	(396)	458,3%	(0,1)	(0,8)	521,7%
Negative goodwill amortization	0	7	N/A	0,0	0,0	N/A
Net Income (Loss)	3.986	6.451	61,9%	6,8	12,3	80,2%

Gross Margin	14,4%	13,0%	-	14,4%	13,0%	-
SG&A / Sales	6,0%	4,9%	-	6,0%	4,9%	-
Operating Margin	8,4%	8,0%	-	8,4%	8,0%	-

1 Exchange rate on March 31, 2006 US$1.00 = 526,18
Exchange rate on March 31, 2005 US$1.00 = 585,93

Exhibit 3: EBITDA by Business Unit
(First Quarter)

First Quarter 2005
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	7.428	45.972	18.436	10.994	7.459	90.289
COGS	(6.836)	(38.671)	(16.030)	(9.856)	(5.869)	(77.262)
Gross Income	592	7.301	2.406	1.138	1.590	13.027
SG&A	(19)	(2.844)	(1.094)	(716)	(761)	(5.434)
Operating Income	573	4.457	1.312	422	829	7.593
EBITDA	568	5.930	1.910	1.001	1.059	10.468

Gross Margin	8,0%	15,9%	13,1%	10,4%	21,3%	14,4%
SG&A / Sales	0,3%	6,2%	5,9%	6,5%	10,2%	6,0%
EBITDA Margin	7,6%	12,9%	10,4%	9,1%	14,2%	11,6%

Segment Contribution
% Revenues	8,2%	50,9%	20,4%	12,2%	8,3%	100,0%
% EBITDA	5,4%	56,6%	18,2%	9,6%	10,1%	100,0%

First Quarter 2006
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	16.960	59.528	23.058	11.044	7.777	118.367
COGS	(15.960)	(50.931)	(20.741)	(9.181)	(6.214)	(103.027)
Gross Income	1.000	8.597	2.317	1.863	1.563	15.340
SG&A	(70)	(3.242)	(1.164)	(606)	(746)	(5.828)
Operating Income	930	5.355	1.153	1.257	817	9.512
EBITDA	966	7.110	1.772	1.859	1.065	12.772

Gross Margin	5,9%	14,4%	10,0%	16,9%	20,1%	13,0%
SG&A / Sales	0,4%	5,4%	5,0%	5,5%	9,6%	4,9%
EBITDA Margin	5,7%	11,9%	7,7%	16,8%	13,7%	10,8%

Segment Contribution
% Revenues	14,3%	50,3%	19,5%	9,3%	6,6%	100,0%
% EBITDA	7,6%	55,7%	13,9%	14,6%	8,3%	100,0%

2006 versus 2005
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	128,3%	29,5%	25,1%	0,5%	4,3%	31,1%
COGS	133,5%	31,7%	29,4%	-6,8%	5,9%	33,3%
Gross Income	68,9%	17,8%	-3,7%	63,7%	-1,7%	17,8%
SG&A	268,4%	14,0%	6,4%	-15,4%	-2,0%	7,3%
Operating Income	62,3%	20,1%	-12,1%	197,9%	-1,4%	25,3%
EBITDA	70,1%	19,9%	-7,2%	85,7%	0,6%	22,0%

Exhibit 4: EBITDA by Business Unit
(Three Months Ended March-2006)

YTD Mar 05
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	7.428	45.972	18.436	10.994	7.459	90.289
COGS	(6.836)	(38.671)	(16.030)	(9.856)	(5.869)	(77.262)
Gross Income	592	7.301	2.406	1.138	1.590	13.027
SG&A	(19)	(2.844)	(1.094)	(716)	(761)	(5.434)
Operating Income	573	4.457	1.312	422	829	7.593
EBITDA	568	5.930	1.910	1.001	1.059	10.468

Gross Margin	8,0%	15,9%	13,1%	10,4%	21,3%	14,4%
SG&A / Sales	0,3%	6,2%	5,9%	6,5%	10,2%	6,0%
EBITDA Margin	7,6%	12,9%	10,4%	9,1%	14,2%	11,6%

Segment Contribution
% Revenues	8,2%	50,9%	20,4%	12,2%	8,3%	100,0%
% EBITDA	5,4%	56,6%	18,2%	9,6%	10,1%	100,0%

YTD Mar 06
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	16.960	59.528	23.058	11.044	7.777	118.367
COGS	(15.960)	(50.931)	(20.741)	(9.181)	(6.214)	(103.027)
Gross Income	1.000	8.597	2.317	1.863	1.563	15.340
SG&A	(70)	(3.242)	(1.164)	(606)	(746)	(5.828)
Operating Income	930	5.355	1.153	1.257	817	9.512
EBITDA	966	7.110	1.772	1.859	1.065	12.772

Gross Margin	5,9%	14,4%	10,0%	16,9%	20,1%	13,0%
SG&A / Sales	0,4%	5,4%	5,0%	5,5%	9,6%	4,9%
EBITDA Margin	5,7%	11,9%	7,7%	16,8%	13,7%	10,8%

Segment Contribution
% Revenues	14,3%	50,3%	19,5%	9,3%	6,6%	100,0%
% EBITDA	7,6%	55,7%	13,9%	14,6%	8,3%	100,0%

2006 versus 2005
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	128,3%	29,5%	25,1%	0,5%	4,3%	31,1%
COGS	133,5%	31,7%	29,4%	-6,8%	5,9%	33,3%
Gross Income	68,9%	17,8%	-3,7%	63,7%	-1,7%	17,8%
SG&A	268,4%	14,0%	6,4%	-15,4%	-2,0%	7,3%
Operating Income	62,3%	20,1%	-12,1%	197,9%	-1,4%	25,3%
EBITDA	70,1%	19,9%	-7,2%	85,7%	0,6%	22,0%

Exhibit 5: EBITDA by Business Unit and Country
(First Quarter)

	First Quarter 2005							First Quarter 2006
				(Ch$ million)							(Ch$ million)
	Chile				Peru	Interco.	COPPER ROD	Chile				Peru	Interco.	COPPER ROD

Tons (Third parties)	2.037				1.463	0	3.500	2.794		0	0	3.445	0	6.239
Tons (Intercompany)	1.020				1.841	(2.861)	0	2.848		0	0	0	(2.848)	0
Tons (Total)	3.057				3.304	(2.861)	3.500	5.642		0	0	3.445	(2.848)	6.239

Revenues (Third parties)	4.320				3.108	0	7.428	7.602		0	0	9.358	0	16.960
Revenues (Intercompany)	2.150				4.003	(6.153)	0	7.809		0	0	0	(7.809)	0
Total revenues	6.470				7.111	(6.153)	7.428	15.411		0	0	9.358	(7.809)	16.960
COGS	(6.186)				(6.770)	6.120	(6.836)	(14.675)		0	0	(8.860)	7.575	(15.960)
Gross Income	284				341	(33)	592	736		0	0	498	(234)	1.000
SG&A	0				(52)	33	(19)	0		0	0	(70)	0	(70)
Operating Income	284				289	0	573	736		0	0	428	(234)	930
EBITDA	284				290	(6)	568	770		0	0	429	(233)	966

Gross Margin	6,6%				11,0%		8,0%	9,7%				5,3%		5,9%
EBITDA Margin	6,6%				9,3%		7,6%	10,1%				4,6%		5,7%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE

Tons (Third parties)	2.718	6.636	0	489	3.012	0	12.855	3.008	7.877	0	994	3.534	0	15.413
Tons (Intercompany)	16	595	0	133	0	(744)	0	139	308	0	64	0	(511)	0
Tons (Total)	2.734	7.231	0	622	3.012	(744)	12.855	3.147	8.185	0	1.058	3.534	(511)	15.413
Kms.	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Revenues (Third parties)	9.363	23.389	0	1.437	11.783	0	45.972	12.094	29.596	440	2.567	14.831	0	59.528
Revenues (Intercompany)	339	1.693	0	225	5	(2.262)	0	714	961	0	100	0	(1.775)	0
Total revenues	9.702	25.082	0	1.662	11.788	(2.262)	45.972	12.808	30.557	440	2.667	14.831	(1.775)	59.528
COGS	(8.528)	(21.048)	0	(1.457)	(9.804)	2.166	(38.671)	(11.558)	(25.567)	(384)	(2.216)	(12.272)	1.066	(50.931)
Gross Income	1.174	4.034	0	205	1.984	(96)	7.301	1.250	4.990	56	451	2.559	(709)	8.597
SG&A	(496)	(1.484)	0	(106)	(554)	(204)	(2.844)	(514)	(1.762)	1	(138)	(585)	(244)	(3.242)
Operating Income	678	2.550	0	99	1.430	(300)	4.457	736	3.228	57	313	1.974	(953)	5.355
EBITDA	1.040	3.443	0	99	1.686	(338)	5.930	1.071	4.395	103	328	2.188	(975)	7.110

Gross Margin	12,5%	17,2%		14,3%	16,8%		15,9%	10,3%	16,9%	12,7%	17,6%	17,3%		14,4%
EBITDA Margin	11,1%	14,7%		6,9%	14,3%		12,9%	8,9%	14,8%	23,4%	12,8%	14,8%		11,9%

	Chile	Coin		Argentina		Interco.	BRASS MILLS	Chile	Coin		Argentina		Interco.	BRASS MILLS
Tons (Third parties)	5.729	251		730		0	6.710	6.147	395		697		0	7.239
Tons (Intercompany)	653	44		104		(801)	0	526	0		0		(526)	0
Tons (Total)	6.382	295		834		(801)	6.710	6.673	395		697		(526)	7.239

Revenues (Third parties)	15.459	978		1.999		0	18.436	19.391	1.436		2.231		0	23.058
Revenues (Intercompany)	2.577	155		280		(3.012)	0	2.981	787		0		(3.768)	0
Total revenues	18.036	1133		2.279		(3.012)	18.436	22.372	2.223		2.231		(3.768)	23.058
COGS	(16.120)	(973)		(2.005)		3.068	(16.030)	(20.516)	(2.055)		(1.758)		3.588	(20.741)
Gross Income	1.916	160		274		56	2.406	1.856	168		473		(180)	2.317
SG&A	(780)	(79)		(181)		(54)	(1.094)	(844)	(93)		(161)		(66)	(1.164)
Operating Income	1.136	81		93		2	1.312	1.012	75		312		(246)	1.153
EBITDA	1.642	151		155		(38)	1.910	1.530	143		371		(272)	1.772

Gross Margin	12,4%	16,4%		13,7%			13,1%	9,6%	11,7%		21,2%			10,0%
EBITDA Margin	10,6%	15,4%		7,8%			10,4%	7,9%	10,0%		16,6%			7,7%

	Chile			Argentina		Interco.	F. PACKAGING	Chile			Argentina		Interco.	F. PACKAGING
Tons (Third parties)	2542			976		0	3518	2480			1349		0	3829
Tons (Intercompany)	0			0		0	0	0			0		0	0
Tons (Total)	2.542			976		0	3.518	2.480			1.349		0	3.829

Revenues (Third parties)	7.932			3.062		0	10.994	7.507			3.536		1	11.044
Revenues (Intercompany)	0			0		0	0	0			0		0	0
Total revenues	7.932			3.062		0	10.994	7.507			3.536		1	11.044
COGS	(7.025)			(2.832)		1	(9.856)	(6.060)			(3.121)		0	(9.181)
Gross Income	907			230		1	1.138	1.447			415		1	1.863
SG&A	(488)			(193)		(35)	(716)	(462)			(105)		(39)	(606)
Operating Income	419			37		(34)	422	985			310		(38)	1.257
EBITDA	778			258		(35)	1.001	1.394			505		(40)	1.859

Gross Margin	11,4%			7,5%			10,4%	19,3%			11,7%			16,9%
EBITDA Margin	9,8%			8,4%			9,1%	18,6%			14,3%			16,8%

	Chile						PROFILES	Chile						PROFILES
Tons (Third parties)	2.704						2.704	3.113						3.113
Tons (Intercompany)	0						0	0						0
Tons (Total)	2.704						2.704	3.113						3.113

Revenues (Third parties)	7.459						7.459	7.777						7.777
Revenues (Intercompany)	0						0	0						0
Total revenues	7.459						7.459	7.777						7.777
COGS	(5.869)						(5.869)	(6.214)						(6.214)
Gross Income	1.590						1.590	1.563						1.563
SG&A	(761)						(761)	(746)						(746)
Operating Income	829						829	817						817
EBITDA	1.059						1.059	1.065						1.065

Gross Margin	21,3%						21,3%	20,1%						20,1%
EBITDA Margin	14,2%						14,2%	13,7%						13,7%

Exhibit 6: EBITDA by Business Unit and Country
(Three Months Ended March 2006)

	YTD Mar 05							YTD Mar 06
				(Ch$ million)							(Ch$ million)
	Chile				Peru	Interco.	COPPER ROD	Chile				Peru	Interco.	COPPER ROD

Tons (Third parties)	2.037				1.463	0	3.500	2.794		0	0	3.445	0	6.239
Tons (Intercompany)	1.020				1.841	(2.861)	0	2.848		0	0	0	(2.848)	0
Tons (Total)	3.057				3.304	(2.861)	3.500	5.642		0	0	3.445	(2.848)	6.239

Revenues (Third parties)	4.320				3.108	0	7.428	7.602		0	0	9.358	0	16.960
Revenues (Intercompany)	2.150				4.003	(6.153)	0	7.809		0	0	0	(7.809)	0
Total revenues	6.470				7.111	(6.153)	7.428	15.411		0	0	9.358	(7.809)	16.960
COGS	(6.186)				(6.770)	6.120	(6.836)	(14.675)		0	0	(8.860)	7.575	(15.960)
Gross Income	284				341	(33)	592	736		0	0	498	(234)	1.000
SG&A	0				(52)	33	(19)	0		0	0	(70)	0	(70)
Operating Income	284				289	0	573	736		0	0	428	(234)	930
EBITDA	284				290	(6)	568	770		0	0	429	(233)	966

Gross Margin	6,6%				11,0%		8,0%	9,7%				5,3%		5,9%
EBITDA Margin	6,6%				9,3%		7,6%	10,1%				4,6%		5,7%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE

Tons (Third parties)	2.718	6.636	0	489	3.012	0	12.855	3.008	7.877	0	994	3.534	0	15.413
Tons (Intercompany)	16	595	0	133	0	(744)	0	139	308	0	64	0	(511)	0
Tons (Total)	2.734	7.231	0	622	3.012	(744)	12.855	3.147	8.185	0	1.058	3.534	(511)	15.413
Kms.	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Revenues (Third parties)	9.363	23.389	0	1.437	11.783	0	45.972	12.094	29.596	440	2.567	14.831	0	59.528
Revenues (Intercompany)	339	1.693	0	225	5	(2.262)	0	714	961	0	100	0	(1.775)	0
Total revenues	9.702	25.082	0	1.662	11.788	(2.262)	45.972	12.808	30.557	440	2.667	14.831	(1.775)	59.528
COGS	(8.528)	(21.048)	0	(1.457)	(9.804)	2.166	(38.671)	(11.558)	(25.567)	(384)	(2.216)	(12.272)	1.066	(50.931)
Gross Income	1.174	4.034	0	205	1.984	(96)	7.301	1.250	4.990	56	451	2.559	(709)	8.597
SG&A	(496)	(1.484)	0	(106)	(554)	(204)	(2.844)	(514)	(1.762)	1	(138)	(585)	(244)	(3.242)
Operating Income	678	2.550	0	99	1.430	(300)	4.457	736	3.228	57	313	1.974	(953)	5.355
EBITDA	1.040	3.443	0	99	1.686	(338)	5.930	1.071	4.395	103	328	2.188	(975)	7.110

Gross Margin	12,5%	17,2%		14,3%	16,8%		15,9%	10,3%	16,9%	12,7%	17,6%	17,3%		14,4%
EBITDA Margin	11,1%	14,7%		6,9%	14,3%		12,9%	8,9%	14,8%	23,4%	12,8%	14,8%		11,9%

	Chile	Coin		Argentina		Interco.	BRASS MILLS	Chile	Coin		Argentina		Interco.	BRASS MILLS
Tons (Third parties)	5.729	251		730		0	6.710	6.147	395		697		0	7.239
Tons (Intercompany)	653	44		104		(801)	0	526	0		0		(526)	0
Tons (Total)	6.382	295		834		(801)	6.710	6.673	395		697		(526)	7.239

Revenues (Third parties)	15.459	978		1.999		0	18.436	19.391	1.436		2.231		0	23.058
Revenues (Intercompany)	2.577	155		280		(3.012)	0	2.981	787		0		(3.768)	0
Total revenues	18.036	1133		2.279		(3.012)	18.436	22.372	2.223		2.231		(3.768)	23.058
COGS	(16.120)	(973)		(2.005)		3.068	(16.030)	(20.516)	(2.055)		(1.758)		3.588	(20.741)
Gross Income	1.916	160		274		56	2.406	1.856	168		473		(180)	2.317
SG&A	(780)	(79)		(181)		(54)	(1.094)	(844)	(93)		(161)		(66)	(1.164)
Operating Income	1.136	81		93		2	1.312	1.012	75		312		(246)	1.153
EBITDA	1.642	151		155		(38)	1.910	1.530	143		371		(272)	1.772

Gross Margin	12,4%	16,4%		13,7%			13,1%	9,6%	11,7%		21,2%			10,0%
EBITDA Margin	10,6%	15,4%		7,8%			10,4%	7,9%	10,0%		16,6%			7,7%

	Chile			Argentina		Interco.	F. PACKAGING	Chile			Argentina		Interco.	F. PACKAGING
Tons (Third parties)	2542			976		0	3518	2480			1349		0	3829
Tons (Intercompany)	0			0		0	0	0			0		0	0
Tons (Total)	2.542			976		0	3.518	2.480			1.349		0	3.829

Revenues (Third parties)	7.932			3.062		0	10.994	7.507			3.536		1	11.044
Revenues (Intercompany)	0			0		0	0	0			0		0	0
Total revenues	7.932			3.062		0	10.994	7.507			3.536		1	11.044
COGS	(7.025)			(2.832)		1	(9.856)	(6.060)			(3.121)		0	(9.181)
Gross Income	907			230		1	1.138	1.447			415		1	1.863
SG&A	(488)			(193)		(35)	(716)	(462)			(105)		(39)	(606)
Operating Income	419			37		(34)	422	985			310		(38)	1.257
EBITDA	778			258		(35)	1.001	1.394			505		(40)	1.859

Gross Margin	11,4%			7,5%			10,4%	19,3%			11,7%			16,9%
EBITDA Margin	9,8%			8,4%			9,1%	18,6%			14,3%			16,8%

	Chile						PROFILES	Chile						PROFILES
Tons (Third parties)	2.704						2.704	3.113						3.113
Tons (Intercompany)	0						0	0						0
Tons (Total)	2.704						2.704	3.113						3.113

Revenues (Third parties)	7.459						7.459	7.777						7.777
Revenues (Intercompany)	0						0	0						0
Total revenues	7.459						7.459	7.777						7.777
COGS	(5.869)						(5.869)	(6.214)						(6.214)
Gross Income	1.590						1.590	1.563						1.563
SG&A	(761)						(761)	(746)						(746)
Operating Income	829						829	817						817
EBITDA	1.059						1.059	1.065						1.065

Gross Margin	21,3%						21,3%	20,1%						20,1%
EBITDA Margin	14,2%						14,2%	13,7%						13,7%

Exhibit 7: Consolidated Balance Sheet

	Ch$ millions		US$ millions (1)
	YTD Mar 05	YTD Mar 06	YTD Mar 05	YTD Mar 06

Cash	3.931	3.832	6,7	7,3
Time deposits and marketable securities	2.762	677	4,7	1,3
Accounts receivable	65.810	81.069	112,3	154,1
Accounts receivable from related companies	3.480	2.154	5,9	4,1
Inventories	77.314	86.327	132,0	164,1
Recoverable taxes	3.173	8.636	5,4	16,4
Prepaid expenses and other current assets	11.766	9.538	20,1	18,1
Current Assets	168.236	192.232	287,1	365,3

Property, plant and equipment (net)	162.488	145.157	277,3	275,9

Investments	8.948	11.364	15,3	21,6
Goodwill (net)	23.241	18.028	39,7	34,3
Long-term receivables	621	303	1,1	0,6
Other	7.521	12.271	12,8	23,3
Other Assets	40.331	41.966	68,8	79,8

ASSETS	371.056	379.356	633,3	721,0

Short-term bank borrowings	31.384	37.354	53,6	71,0
Current portion of long-term bank and other debt	4.485	3.706	7,7	7,0
Current portion of bonds payable	4.449	4.590	7,6	8,7
Current portion of long-term liabilities	901	410	1,5	0,8
Dividends payable	65	3	0,1	0,0
Accounts payable	15.028	24.529	25,6	46,6
Notes payable	8.743	1.094	14,9	2,1
Other payables	560	435	1,0	0,8
Notes and accounts payable to related companies	522	8.548	0,9	16,2
Accrued expenses	6.059	6.650	10,3	12,6
Withholdings payable	1.848	1.540	3,2	2,9
Deferred income	60	1.120	0,1	2,1
Income taxes	0	0	-	-
Other current liabilities	853	1.409	1,5	2,7
Current Liabilities	74.958	91.389	127,9	173,7

Long-term bank and other debt	78.270	33.994	133,6	64,6
Bonds payable	28.269	24.129	48,2	45,9
Accrued expenses	3.556	4.716	6,1	9,0
Long-Term Liabilities	110.095	62.838	187,9	119,4

Minority Interest	11.021	10.644	18,8	20,2

Common stock	204.978	248.624	349,8	472,5
Share premium	39.715	39.147	67,8	74,4
Reserves	18.165	165	31,0	0,3
Retained earnings	(87.876)	(73.452)	(150,0)	(139,6)
Total Shareholders' Equity	174.982	214.485	298,6	407,6

LIABILITIES AND SHAREHOLDERS' EQUITY	371.056	379.356	633,3	721,0
1 Exchange rate on March 31, 2006 US$1.00 = 526,18
Exchange rate on March 31, 2005 US$1.00 = 585,93

Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD Mar 05	YTD Mar 06	YTD Mar 05	YTD Mar 06

Cash received from customers	103.033	124.285	175,8	236,2
Financial income received	329	631	0,6	1,2
Dividends and other distributions	-	51	-	0,1
Other incomes	32	1.792	0,1	3,4
Payments to suppliers and employees	(100.052)	(139.272)	(170,8)	(264,7)
Interests paid	(2.746)	(2.102)	(4,7)	(4,0)
Income taxes paid	(45)	(615)	(0,1)	(1,2)
Other expenses	(34)	(159)	(0,1)	(0,3)
Added Value Tax and others	(1.681)	(1.239)	(2,9)	(2,4)
Cash Flow from Operating Activities	(1.164)	(16.628)	(2,0)	(31,6)

Sale of Property, Plant and Equipment	16	750	0,0	1,4
Sale of permanent investments	127	-	0,2	-
Sale of other investments	-	-	-	-
Other proceeds from investments	985	80	1,7	0,2
Acquisition of fixed assets	(3.017)	(2.585)	(5,1)	(4,9)
Permanent investments	-	(4)	-	(0,0)
Other disbursements	(1.223)	-	(2,1)	-
Cash Flow used in Investing Activities	(3.111)	(1.758)	(5,3)	(3,3)

Issuance of shares	-	-	-	-
Loans obtained	8.586	31.070	14,7	59,0
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(41)	(65)	(0,1)	(0,1)
Repayments of bank borrowings	(7.737)	(14.493)	(13,2)	(27,5)
Repayments of bonds	-	-	-	-
Payment of expenses related to shares issuance	-	-	-	-
Others	(514)	-	(0,9)	-
Cash Flow provided by Financing Activities	294	16.511	0,5	31,4

Net Cash Flow for the Period	(3.981)	(1.875)	(6,8)	(3,6)

Effect of price-level restatements on cash and cash equivalents	193	234	0,3	0,4
Net increase in cash and cash equivalents	(3.788)	(1.641)	(6,5)	(3,1)
Cash and cash equivalents at the beginning of year	13.292	7.768	22,7	14,8

Cash and cash equivalents at end of the period	9.504	6.127	16,2	11,6
_____________________
1 Exchange rate on December-31 2005 US$1.00 = 512.5
Exchange rate on December-31 2004 US$1.00 = 557.4